Via EDGAR
                                              January 13, 2011
Mr. John Reynolds
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:          EcoSystem Corporation
10-K, Amendment 2 for Fiscal Year Ended December 31, 2008
10-K, Amendment 1 for Fiscal Year Ended December 31, 2009
10-Q, Amendment 1 filed July 8, 2010

General

1.
We note your response to comment one from our letter dated September 14, 2010.  Please revise to identify and describe your “several advanced engineering and technical degrees and many years of experience in technology development and commercialization.”  Also, we note your draft disclosure indicating that you retain technical staff on a subcontract basis for the “flash desiccation technology,” and that trials were completed “by the Company’s staff and subcontracted technical consultants in collaboration with the operational and engineering staff of GreenShift Corporation and Global Ethanol, LLC, the owner of an ethanol facility at which a number of trials were conducted.”  Please revise to describe the material terms of any arrangement or understanding between you and the other parties.

Response to Comment 1

As suggested, we have modified the proposed disclosure to (a) identify and describe the referenced degrees and experience of management, (b) describe the subcontracted services and the terms of the arrangements under which they were carried out. When the Staff has completed its review of our responses to these comments, we will file an amendment to our Form 10-K for the year ended December 31, 2009.  The Management’s Discussion will be amended by inserting the following disclosure (the text added in response to this Comment 1 has been italicized):

“ITEM 6	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATION

EcoSystem Corporation (“we,” “our,” “us,”  “EcoSystem,” or the “Company”) is a clean technology development company with a focus on developing innovations designed to resolve compelling ecological challenges while producing value added carbon neutral and negative products.

Carbon dioxide is the most abundant waste produced by human activity. Continued accumulation in Earth’s atmosphere and oceans needs to be avoided in order to prevent severe climate change. The majority of our waste carbon emissions come from the combustion of fossil fuels to produce electricity, to power transportation, to heat our homes and to manufacture products. The scientific consensus is that these activities are directly responsible for increasing atmospheric carbon dioxide concentrations to the highest that they have been for more than 650,000 years. However, and despite the increased focus on renewable sources of energy, fossil fuels will continue to play a vital and dominant role in providing the majority of our energy needs over at least the next 50 years. Most scientists agree that, unabated, the combustion of fossil fuels to meet these needs will pump enough carbon dioxide into the global ecosystem to bring about severe climate change. Our collective challenge is to stem the tide – to channel the flow of waste carbon emissions in ways that stimulate economic growth and preserve quality of life while preventing the continued accumulation of carbon dioxide in Earth’s atmosphere and oceans.

EcoSystem’s ambition is to contribute to the resolution of this challenge by developing new clean technologies that reduce and reuse carbon emissions. Our plan to do so while building shareholder value is to develop, license and support technologies and projects that beneficially reuse waste carbon emissions in ways that reduce consumption of fossil fuels, increase use of sustainable raw materials, and decrease production of wastes and emissions.

We have licensed a technology portfolio from GS CleanTech Corporation, a subsidiary of GreenShift Corporation, an entity whose majority owner is the same as our majority owner.  The technology portfolio includes several feedstock and product conditioning technologies, lipid and alcohol production and refining technologies, and carbon dioxide recycling and refining technologies. While these technologies have wide application potential in several industries and processes, we are initially focused on developing applications of these technologies for use in the existing first generation U.S. corn ethanol industry. We believe that the composition and extent of the installed ethanol complex and the relatively uncomplicated nature of its inputs and outputs presents compelling opportunities to defray risk as we commercialize our technologies. Importantly, significant demand exists today for technologies that enhance the efficiency and sustainability of refining corn into liquid fuel. We believe that satisfying this demand can be expected to result in reduced reliance on petroleum products, more efficient use of natural resources, increased use of biomass-derived fuels and other products, and decreased greenhouse gas emissions on globally-meaningful scales.

Our operating activities during the year ended December 31, 2009 included

(1)	acquiring the rights to our technology portfolio;

(2)	research and development with our technologies including commencement of pilot and bench testing activities;

(3)	performing due diligence on a number of distressed renewable fuel production assets;

(4)	negotiating to acquire qualified renewable fuel production assets;

(5)	negotiating to finance, build, own and operate qualified existing renewable fuel production assets; and,

(6)	the completion of the equity financing intended for use in the acquisition and operation of qualified renewable fuel production assets (the “2009 Preferred Equity Financing”).

Technology Development Activities

On May 15, 2009, EcoSystem and GS CleanTech Corporation, a wholly-owned subsidiary of GreenShift Corporation, entered into an Early Adopter License Agreement (the “EALA”) involving use of GreenShift’s portfolio of technologies designed to increase the yield and decrease the cost, carbon and risk associated with corn ethanol production. These patented and patent-pending technologies include GreenShift’s feedstock and product conditioning technologies, lipid and alcohol production and refining technologies, and carbon dioxide recycling and refining technologies.

During 2009, EcoSystem commenced pilot testing with its patented and patent-pending feedstock conditioning technologies. These technologies are designed to increase the availability of fermentable sugars natively available in whole corn in order to increase ethanol yields on reduced raw material and energy consumption cost. This is achieved in two stages: flash desiccation and inertial cavitation.

Flash desiccation uses super-heated steam to subject targeted feedstocks, corn in this case, to extreme temperature and/or pressure gradients in a series of enclosed cyclonic systems with no internal moving parts. These conditions almost instantly desiccate, shear and micronize cellulosic and other feedstocks. This process has been shown in prior experimentation with grain-based and cellulosic biomass to produce particle sizes in the low micron levels and, in some cases, to have catalyzed chemical reactions and altered molecular structures. The output of this process is a micronized powder that has been shown in prior experimentation with cellulosic feedstocks to have a substantially smaller particle size as compared to conventionally milled products. While super-heated steam is used as the prime mover of the desiccation in the preferred implementation of this technology, the process can also use compressed air, corrosive gases and other gases. The testing recently commenced was based on the use of compressed air, the least efficient and most energy intensive implementation of the technology. Initial data received from this testing at an ethanol facility during 2009 indicates that gross yield improvements in excess of 6% are achievable with flash desiccation technology before accounting for the energy input costs associated with using compressed air.

This testing was completed primarily by the Company’s staff.  The Company’s chairman, Kevin Kreisler, and chief executive officer, Dr. Paul Miller, collectively have several advanced engineering and technical degrees and many years of experience in technology development and commercialization. Mr. Kreisler holds a B.S. in civil and environmental engineering and has over thirteen years of experience developing technologies which facilitate the more efficient use of natural resources. Dr. Miller holds a B.S in chemistry as well as a Ph.D. in chemistry and has previously developed projects based on extraction and refining of biomass derived products. To conserve costs and to help defray risk, Management retains technical staff on a subcontract basis depending upon the subject matter or technical discipline implicated by the Company’s research. For example, testing involving the Company’s flash desiccation technology has been carried out in collaboration with GS CleanTech, including three experienced engineers. GS CleanTech was not paid for its efforts in this regard.  Instead, as its sole compensation for its assistance, GS CleanTech retains technology use rights involving the technologies licensed to the Company under the EALA outside of the Company’s field of use. In another example involving testing with the same technology, the Company’s staff additionally collaborated with technical staff of Global Ethanol. As with GS CleanTech, the sole compensation for Global’s assistance during such testing was to be comprised of technology use rights involving such technology if successfully demonstrated. No additional agreement or arrangement has been entered into in this respect and the technology which was tested has not been successfully demonstrated to date. The Company is not subject to any other material agreements or arrangements in this regard.

The Company plans to conduct additional testing with this technology during 2010 and 2011, which testing may or may not involve the subcontract technical consultants and project collaborators used for prior testing. All testing with this technology is performed under the license granted by the EALA, and no payment is required under the EALA until the technology has been successfully commercialized. The EALA provides for royalty payments equal to 10% of the Company’s pre-tax net income deriving from commercial use of licensed technology. Successful commercialization will require sequential progression from bench, to pilot and finally commercial-scale pilot testing. Management’s risk mitigation policies call for a subjective analysis of the results produced by testing at each of the above stages. The goals of this analysis include an assessment of overall feasibility, the establishment of design parameters for cost-efficient scaling to the next sequential stage, and confirmation of previously established design assumptions and stage-specific objectives that Management believes to be required for continuation of research and development activities for a specific technology. None of these determinations are defined in the EALA or are known prior to testing at each stage and, in fact, cannot, by definition, be known in advance of testing at each stage. The purpose of each stage of testing for each technology is to provide Management with sufficient information to determine whether or not additional investment into that technology is warranted. No payments have been made to date or are currently due under the EALA. Management does not anticipate completion of bench and pilot testing and commencing commercial operations with technologies licensed under the EALA during 2010 or 2011, but completion of testing and development of a reasonable assessment of the economic feasibility of large scale implementation  may be achieved within 36 months, depending upon the results of additional testing and the availability of capital for additional research and development activities.

We plan to finance the ongoing development of our technologies, as well as acquisitions of additional strategically compatible technologies, through issuance of new debt and equity.

Facility Development Activities

We evaluated several distressed ethanol and biodiesel production facilities during 2009, but we were unable to negotiate satisfactory terms to acquire plants with favorable debt and cost structures as compared to conventional renewable fuel production assets. The health of the ethanol industry improved materially (beyond our targeted parameters for distressed acquisitions) during the latter half of 2009 as compared to the conditions during the second half of 2008 and first half of 2009.

While the improved market is good for the renewable fuels industry, we are not interested in production for the sake of production; nor are we interested in acquiring production assets for anything but distressed values. Our mission is to develop and support new cleantech that materially improves the economics and sustainability of renewable fuel production. At the right price, and with the right financing, ownership of qualified production assets could greatly accelerate the development of commercial scale implementations of our technologies.

The 2009 Preferred Equity Financing was structured to acquire and sustainably operate distressed renewable fuel production assets. Our plan here was to use innovative equity financing and our technologies to increase fuel and co-product yields while decreasing production costs and debt service requirements in order to facilitate generation of sufficient cash flows to withstand market pressures and other risks that competing renewable fuel producers cannot absorb. The magnitude, pricing and other terms of the 2009 Preferred Equity Financing cease to be appropriate in the absence of qualified distressed plants. We have accordingly entered into discussions to cancel the 2009 Preferred Equity Financing.

We plan to replace the 2009 Preferred Equity Financing with a smaller, hopefully less expensive financing to support our technology development efforts and our revised investment plan. We intend to support integration of technologies that increase productivity of renewable fuel producers while decreasing production of wastes and emissions.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The financial statements included herein have been prepared by the Company, in accordance with Generally Accepted Accounting Principles. This requires the Company’s management to make certain estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of the contingent assets and liabilities at the date of the financial statements. These estimates and assumptions will also affect the reported amounts of certain revenues and expenses during the reporting period. In the opinion of management, all adjustments which, except as described elsewhere herein, are of a normal recurring nature, necessary for a fair presentation of the financial position, results of operations, and cash flows for the periods presented. Actual results could differ materially based on any changes in the estimates and assumptions that the Company uses in the preparation of its financial statements and any changes in the Company’s future operational plans.

RESULTS OF OPERATIONS

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Revenues

There were no revenues for the year ended December 31, 2009, or the for year ended December 31, 2008.

Cost of Revenues

There was no cost of revenues from continuing operations for the year ended December 31, 2009 or for the year ended December 31, 2008.

Operating Expenses

Operating expenses were $995,274 for the year ended December 31, 2009 and $768,787 for the year ended December 31, 2008. Included in the year ended December 31, 2009 was $146,500 in stock-based compensation and $585,982 in research and development costs associated with stock issuances to various consultants issued in connection with the Company’s technologies as compared to $707,028 in stock-based compensation and $0 in research and development costs for the year ended December 31, 2008.

The research and development costs incurred during 2008 pertained to the Company’s prior efforts with respect to the development of the Company’s bench-scale biological technologies, which were designed to recycle agricultural and food product wastes into feedstock for renewable fuel and aquaculture applications. These activities were conducted by the Company’s management in collaboration with a number of contract entomologists, nutritionists and process engineers, which parties were retained on a consulting and part-time employment basis to minimize the Company’s overhead and related development costs.

Work on the above-referenced biological technologies was terminated during 2009 given Management’s contemporaneous assessment that the financial and technology risks associated with scaling these technologies to a meaningful scale were prohibitive. The Company’s research and development efforts then shifted to early stage testing involving the Company’s patented and patent-pending feedstock conditioning technologies licensed under the EALA and, more specifically, the flash desiccation technology licensed to the Company under the EALA. The research and development costs incurred during 2009 predominantly related to a series of trials involving this technology. The Company’s Management collectively has several advanced engineering and technical degrees and many years of experience in technology development and commercialization. To conserve costs and to help defray risk, Management retains technical staff on a subcontract basis depending upon the subject matter or technical discipline implicated by the Company’s research. In the case of the above mentioned tests with the Company’s flash desiccation technology, these trials were completed by the Company’s staff and subcontracted technical consultants in collaboration with the operational and engineering staff of GreenShift Corporation and Global Ethanol, LLC, the owner of an ethanol facility at which a number of trials were conducted.

Additional Disclosures Involving the EALA

On May 15, 2009, EcoSystem and GS CleanTech Corporation entered into an Early Adopter License Agreement (the “EALA”) involving use of several of GS CleanTech’s technologies. The EALA calls for the payment of royalties to GS CleanTech equal to 10% of EcoSystem’s pre-tax net income deriving from the use of GS CleanTech’s technologies (excluding corn oil extraction). Since generation of pre-tax net income can only derive from commercialized implementations of the Company’s technologies, no payments are due under the EALA until the Company has successfully commercialized a technology licensed under the EALA.

The EALA grants EcoSystem “most favored licensee” status as an early adopter of the technologies licensed under the EALA, thus allowing EcoSystem to use the licensed technologies on terms that are more favorable than any terms which GS CleanTech may grant to third parties in the future (no such third party grants have occurred).  In the event that EcoSystem fails to achieve a targeted commercialization milestone, GS CleanTech has the right under the EALA to cancel EcoSystem’s “most favored licensee” status. The commercialization milestone contained in the EALA provides for the commencement of commercial sales on or before the fourth anniversary of the EALA, or May 15, 2013. While EcoSystem may lose its “most favored licensee” status if it fails to meet this milestone, EcoSystem will retain the licensee rights granted under the EALA.

EcoSystem shall provide all of the capital resources needed to build bench, pilot and commercial scale facilities based on the technologies licensed under the EALA. GS CleanTech is a wholly-owned subsidiary of GreenShift Corporation, which company is majority owned by our majority shareholder, Viridis Capital, LLC. The Company received a favorable response for grant funding sought for the Company’s feedstock conditioning technologies for during 2009, however, the Company elected not to proceed given the requirements of the relevant grant program. This particular technology was demonstrated during the year ended December 31, 2009 to result in more than 6% more biofuel yield by pre-conditioning corn prior to fermentation to increase the concentration of sugar available for fermentation into alcohol as well as oil available for extraction.

Other Income (Expense)

Interest expenses and financing costs for the year ended December 31, 2009 were $1,104,280 and $32,069 for the year ended December 31, 2008. Included in the year ended December 31, 2009 was $279,170 of interest expense, consisting of $121,525 in interest expense, $157,645 in interest expense due to a related party, as well as $915,064 in non-cash expenses associated with the conversion features embedded in the convertible debentures issued by the Company during the year ended December 31, 2009. Amortization of note discount was $89,974 and $0, respectively for year ended December 31, 2009 and 2008.

Net Income and Net Loss

Our net loss was $2,080,050 for the year ended December 31, 2009 and $787,318 for the year ended December 31, 2008.

Liquidity and Capital Resources

The Company’s capital requirements consist of general working capital needs, planned research and development expenditures involving our ongoing commercialization efforts with our technologies, and capital for investments in qualified renewable fuel production facilities.

The Company’s capital resources consist primarily of cash generated from the issuance of debt and stock. The Company relied on the issuance of convertible debt during the year ended December 31, 2009 to cover its capital needs. A summary of these planned development activities is provided above in the overview section of this discussion and analysis.

Cash Flows

For the year ended December 31, 2009, net cash provided by financing was $8,968. The Company had a working capital deficit of $1,559,570 at December 31, 2009, which includes $216,616 in liabilities associated with the conversion features embedded in the convertible debentures issued by the Company, as well as $551,018 in convertible debt due to third parties and $167,594 in convertible debt due to related parties.

Cash Flows

For the twelve months ending December 31, 2009, net cash provided by financing was $8,968. The Company had a working capital deficit of $1,559,570 at December 31, 2009. In reviewing our financial statements as of December 31, 2009, our auditor concluded that there was substantial doubt as to our ability to continue as a going concern.

Off Balance Sheet Arrangements

None.”

2.	Please confirm that you have disclosed all material terms of the EALA agreement with GS CleanTech and file the agreement as an Exhibit.

Response to Comment 2

In response to this Comment, we have added the second, middle paragraph under the heading “Results of Operations - Year Ended December 31, 2009 Compared to Year Ended December 31, 2009:  Additional Disclosures Involving the EALA,” which is italicized in our response to Comment 1.  With this amendment, all material terms of the EALA with GS CleanTech have been disclosed. Such agreement will be filed as an Exhibit when the Staff has completed its review of our responses to these comments, with our amendment to our Form 10-K for the year ended December 31, 2009.

              /s/ Kevin Kreisler
                                                                       Kevin Kreisler, Chairman

5950 Shiloh Road East, Suite N, Alpharetta, GA 30005| Phone: 212-994-5374 | Facsimile: 646-572-6336
www.eco-system.com